FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated February 23, 2017

TRANSLATION
Autonomous City of Buenos Aires, February 23, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Acquisition of an additional participating interest in Aguada de la Arena

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the of the Buenos Aires Stock Exchange Regulations.

In that regard, and in connection with our notifications to the Buenos Aires Stock Exchange dated May 13, 2016, October 14, 2016 and February 10, 2017, please be informed that YPF S.A. ("YPF") and PetroUruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of USD 18 million. As a result, YPF has increased its participating interest in the Aguada de la Arena area to 100%.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 24, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer